Exhibit 99.1

April 6, 2017

SEDAR FILED

Ontario Securities Commission

20 Queen Street West, 22nd Floor
Toronto, Ontario M5H 3S8

Dear Sirs/Mesdames:

Re: Purchase of shares pursuant to an order dated March 21, 2017 exempting The Bank of Nova Scotia from the requirements applicable to issuer bids in Part 2 of National Instrument 62-104 Take-Over Bids and Issuer Bids (the “Exemption Order”)

On April 6, 2017, The Bank of Nova Scotia (“Scotiabank”) completed a specific share repurchase program (the “Program”) of a total of 5,500,000 common shares in the share capital of Scotiabank (the “Common Shares”) from an arm’s length third party seller for an aggregate purchase price of $381,984,438.40.

Purchases under the Program were made at a discount to the prevailing market price of Scotiabank’s common shares on the Canadian markets at the time of each purchase and pursuant to the Exemption Order.

These purchases were made under Scotiabank’s normal course issuer bid (“NCIB”), which allows for purchases through the facilities of the Toronto Stock Exchange (the “TSX”) and other designated exchanges and published markets in Canada, or by such other means as may be permitted by the TSX in accordance with sections 628 to 629.3 of Part VI of the TSX Company Manual or by a securities regulatory authority, including pursuant to private agreements or specific share repurchase programs.

The purchased Common Shares will be included in computing the number of Common Shares purchased by Scotiabank under its NCIB.

This notification is being filed pursuant to the Exemption Order.

Yours truly,

THE BANK OF NOVA SCOTIA

/s/ Christy Bunker

Christy Bunker
Managing Director- Secured & Capital Funding